SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 31, 2019

I. Date, Time and Place: July 31, 2019, at 12:00 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comte. Linneu Gomes, S/N, Portaria 3 - Prédio 7 - Meeting Room of the Board of Directors, Jardim Aeroporto, City of São Paulo, State of São Paulo. II. Call and Attendance: Call notice on July 24, 2019, under the terms of §1 of Article 19 of the Company’s bylaws, and the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Melissa Paula dos Santos da Silva Sica, to act as secretary of the meeting. IV. Agenda: To pass resolutions on the following matters: (i) approval of the Company’s financial statements for the second quarter of 2019, with special review by KPMG Auditores Independentes (“KPMG”); (ii) homologation of the Company’s capital increase, as result of the exercise of stock options granted under the Company’s Stock Option Plan; (iii) grant by the Company of a corporate guarantee of obligations of Gol Linhas Aéreas S.A. (“GLA”), subsidiary of the Company, under a Derivatives Agreement to be entered into by and between GLA and JPMorgan Chase Bank, National Association (“JPMorgan”), in the amount of up to US$10,000,000.00; (iv) execution of a credit agreement, among the Company, GLA, Crédit Agricole CIB Bank (“CA-CIB”) and Export-Import Bank of the United States (“Ex-Im Bank”), in the amount of up to US$27,000,000.00, to finance the payment of maintenance services on GLA’s aircraft engines and the installation of wireless internet kits (“Credit Agreement”); (v) execution of a guaranty agreement among the Company, CA-CIB and Ex-Im Bank, providing for the Company’s guarantee of GLA’s obligations under the Credit Agreement and the related promissory note (“Guaranty Agreement”); (vi) execution of a borrower indemnity agreement (“Borrower Indemnity Agreement”) and fee letter (“Fee Letter”) setting forth the Company’s direct obligations relating to financing agreements for maintenance services on GLA’s aircraft engines and the installation of wireless internet kits; (vii) execution of any other agreements, commitments or documents relating to the financing of maintenance services on GLA’s aircraft engines and the installation of wireless internet kits, guaranteed by the Ex-Im Bank, mentioned in items “iv,” “v” and “vi” above; (viii) grant by the Company of a corporate guarantee of obligations of GLA under drawee risk operations to be entered into by and between GLA and Banco BTG Pactual S.A. (“BTG”), in the amount of up to R$150,000,000.00; (ix) grant by the Company of a corporate guarantee of obligations of GLA under certain letters of credit to be entered into by and between GLA and BTG, in the amount of up to US$ 28,000,000.00; (x) implementation of the Company’s Share Repurchase Program; and (xi) the proposal to novate the grant of restricted shares of 2016 under the Long Term Incentive Plan – Plan of Restricted Shares approved on April 19, 2012. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the members of the Board of Directors approved by unanimous vote: (i) the Company’s financial statements for the second quarter of 2019, with special review by KPMG; accordingly, one copy of the financial statements, duly approved and initialed by the chairman and the secretary of the meeting, will be filed at the Company’s headquarters and disclosed on the due date; (ii) homologation of the Company’s capital increase within the Company’s authorized capital, in the amount of R$299,945.86, upon issuance of 84,477 preferred shares, all nominative with no par value, as a result of the exercise of stock  options granted under the Company’s Stock Option Plan; these shares are identical to existing shares and, under the terms of the Stock Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital: (ii.a) exclusion of the preemptive rights of current shareholders of the Company regarding the subscription of new preferred shares, pursuant to Article 171, §3, of Law No. 6404, dated December 15, 1976, as amended; and (ii.b) the total issue price was set at R$299,945.86, in accordance with the Stock Option Plan. As a result of the foregoing in this item “ii”, the Company’s capital stock will be increased from R$3,103,331,204.29 to R$3,103,631,150.15, represented by 3,131,973,351 shares, of which 2,863,682,710 are common shares and 268,290,641 are preferred shares, all nominative with no par value; (iii) grant by the Company of a corporate guarantee of obligations of GLA under a Derivatives Agreement to be entered into by and between GLA and JPMorgan, in the amount of up to US$10,000,000.00; (iv) execution of a Credit Agreement among the Company, GLA, CA-CIB and Ex-Im Bank, in the amount of up to US$27,000,000.00, to finance the payment of maintenance services on GLA’s aircraft engines and the installation of wireless internet kits; (v) execution of the Guaranty Agreement  among the Company, CA-CIB and Ex-Im Bank, providing for the Company’s guarantee of GLA’s obligations under the Credit Agreement and the related promissory note; (vi) execution of a Borrower Indemnity Agreement and Fee Letter setting forth the Company’s direct obligations relating to financing agreements for maintenance services on GLA’s aircraft engines and the installation of wireless internet kits; (vii) execution of any other agreements, commitments or documents relating to the financing of maintenance services on GLA’s aircraft engines and the installation of wireless internet kits, guaranteed by Ex-Im Bank, mentioned in items “iv,” “v” and “vi” above; (viii) grant by the Company of a corporate guarantee of obligations of GLA under certain drawee risk operations to be entered into by and between GLA and Banco BTG, in the amount of up to R$150,000,000.00; (ix) grant by the Company of a corporate guarantee of obligations of GLA under letters of credit to be entered into by and between GLA and BTG, in the amount of up to US$28,000,000.00; (x) the implementation of the Company’s Share Repurchase Program, pursuant to Article 30, paragraph 1, item b, of Law No. 6404/76 and CVM Instruction No. 567/2015 (“Repurchase Plan”), whereby the Company may, under the terms of the Repurchase Plan, repurchase up to 3,000,000 (three million) preferred shares of its issuance, all nominative, book-entry and without par value, which represent up to 1,1182% of the total preferred shares and up to 2,2275%of the outstanding preferred shares issued by the Company. Preferred share repurchases will be conducted on the B3 S.A. – Brasil, Bolsa, Balcão at market prices. Further details of the Repurchase Plan are described in the Notice of Trading of Company’s Own Shares, based on Exhibit 30-XXXVI of CVM Instruction No. 480/2009, included in Exhibit I hereto and approved for disclosure to the market by the members of the Board of Directors present, which clarifies the following: (a) the Repurchase Plan, as a continuing policy of the Company, aims to maximize shareholder value through efficient management of the Company’s capital structure; (b) as of the date hereof, the Company has 268,290,641 outstanding preferred shares (as defined in Article 8, paragraph 3, subsection I of CVM Instruction No. 567/2015) and holds 6,390 preferred shares in treasury; and (c) pursuant to the terms of the Repurchase Plan, preferred shares may be repurchased during a 12 month period, beginning August 01, 2019 and ending July 31, 2020, and the Company’s executive officers are authorized to establish the timing and quantity of repurchases within the limits set forth in the Repurchase Plan. Preferred share repurchases shall be limited to the amount of the Company’s capital reserve account eligible for repurchases, pursuant to the Brazilian Corporation Law; and (xi) the proposal to novate the grant of restricted shares of 2016 under the Long Term Incentive Plan – Plan of Restricted Shares approved on April 19, 2012, as per the conditions set forth in the presentation of the Committee of Corporate Governance and Human Resources Policies, which remains filed at the Company’s headquarters. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Melissa Paula dos Santos Silva Sica, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán

Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, July 31, 2019

___________________________________         ___________________________________

Constantino de Oliveira Junior                        Melissa Paula dos Santos Silva Sica

Chairman                                                                   Secretary

EXHIBIT I

to the minutes of the Board of Directors’ Meeting of

Gol Linhas Aéreas Inteligentes S.A. held on July 31, 2019

Exhibit 30-XXXVI of CVM Instruction 480/09

Trading of Company’s Own Shares

1. Justify in detail the objective and expected economic effects of the transaction

The Repurchase Plan, which contemplates the acquisition of shares issued by the Company, aims to maximize shareholder value through efficient management of the Company’s capital structure.

The preferred share repurchases will be conducted on the stock exchange, at market prices, and the Company’s executive officers are authorized to establish the timing and quantity of repurchases within the limits set forth in the applicable law. Pursuant to CVM Instruction 567/2015, the Company will use capital reserve to cover repurchase costs and related expenses of the Repurchase Plan in an estimated amount between R$110 million and R$130 million.

2. Inform the number of shares (i) outstanding and (ii) held in treasury

As of the date hereof, the Company has 268,290,641 outstanding preferred shares (as defined in Article 8, paragraph 3, I of CVM Instruction 567/2015) and 6,390 preferred shares held in treasury.

3. Inform the number of shares that may be acquired or sold

In the context of the Repurchase Plan, the Company may acquire up to 3,000,000 preferred shares of its own issuance, all nominative, book-entry and without par value, which represent up to 1,1182% of the total preferred shares and up to 2,2275% of the outstanding preferred shares issued by the Company.

4. Describe the main characteristics of the derivative instruments that the company may use, if any

Not applicable as the Company will not use derivative instruments in the Repurchase Plan.

5. Describe, if any, the agreements or voting guidelines that exist between the company and the counterpart of the transactions

Not applicable as the Company will carry out its preferred share repurchases on the stock exchange and does not know who the counterparties of the repurchases will be.

6. In the case of transactions carried out outside organized securities markets, inform:

a. the maximum (minimum) price by which the shares will be acquired (sold)

Not applicable as the Company will carry out its preferred share repurchases on the stock exchange.

b. If applicable, state the reasons justifying the transaction at prices 10% higher, in the case of an acquisition, or 10% lower, in the case of a sale, of the average of the quoted price, weighted by volume, in the previous 10 trading sessions

Not applicable as the Company will carry out its preferred share repurchases on the stock exchange.

7. Inform the impact that the negotiation will have on the composition of the share control or the administrative structure of the company, if any

Not applicable as the Company understands that its negotiation will not affect its controlling shareholder composition or its administrative structure.

8. Identify the counterparties, if known, and, if they are related parties of the company, as such term is defined by the accounting rules regarding the matter, disclose the information required by Article 8 of CVM Instruction No. 481, dated December 17, 2009

Not applicable as the Company will carry out its preferred share repurchases on the stock exchange and does not know who the counterparties of the repurchases will be.

9. Indicate the use of proceeds, if any

The decision to cancel or dispose of the shares held in treasury will be taken in due course and informed to the market. In case of sale of the shares acquired in the context of the Repurchase Plan, the proceeds will be allocated to the Company's operations.

10. Indicate the deadline for the liquidation of the approved transactions

Preferred share repurchases under the terms of the Repurchase Program may be conducted during a 12 month period, beginning August 01, 2019 and ending July 31, 2020, and the Company’s executive officers will establish the best moment for the repurchases.

11. Identify the institutions that will act as intermediaries, if any

The following financial institutions will act as intermediaries in the Company’s preferred share repurchases under the Repurchase Program: CoinValores CCVM Ltda. e CM Capital Markets CCTVM Ltda.

12. Specify the resources available that will be used, as provided in Article 7, § 1 of CVM Instruction No. 567, dated September 17, 2015

Preferred share repurchases under the Repurchase Plan will be made through the use of the Company’s available cash subject to the limit of the Company’s capital reserve, according to the terms of the applicable law.

13. Specify the reasons why the members of the Board of Directors are comfortable that the repurchase of shares will not harm the Company’s compliance with its obligations to creditors or its obligations under mandatory, fixed or minimum dividends

The members of the Company’s Board of Directors are comfortable with the preferred share repurchases and believe these will not affect the Company’s compliance with its obligations to creditors or its obligations under mandatory dividends because the Company’s financial condition and liquidity allow for the disbursement of the amounts required under the Repurchase Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.